UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

ICC HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P. STILWELL VALUE PARTNERS VII, L.P. STILWELL PARTNERS, L.P. STILWELL ACTIVIST FUND, L.P. STILWELL VALUE LLC JOSEPH STILWELL
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

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☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2024 ANNUAL MEETING OF SHAREHOLDERS

OF

ICC HOLDINGS, INC.

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SECOND SUPPLEMENT DATED JUNE 10, 2024 TO THE PROXY STATEMENT

OF

STILWELL ACTIVIST INVESTMENTS, L.P.

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Dear Fellow Shareholders:

Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”), and the other participants in its solicitation (collectively, “Stilwell”) previously filed a definitive proxy statement and accompanying GREEN proxy card with the Securities and Exchange Commission (the “SEC”) on March 18, 2024, as supplemented on May 3, 2024 (collectively, the “Definitive Proxy Statement”), to be used to solicit votes for the election of its director nominee, Joseph D. Stilwell (the “Stilwell Nominee”), at the 2024 Annual Meeting of Shareholders of ICC Holdings, Inc. (the “Company” or “ICCH”), scheduled to be held virtually on Friday, June 14, 2024, at 9:00 a.m. Central Daylight Time via live audio webcast (including any adjournments, postponements, continuations or reschedulings thereof, the “Annual Meeting”).

On June 8, 2024, the Company announced that it had entered into an Agreement and Plan of Merger with Mutual Capital Holdings, Inc. (“Parent”) and Mutual Capital Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). For further information, please reference the Company’s Form 8-K filed with the SEC on June 10, 2024. Following the announced Merger, on June 10, 2024, Stilwell Activist Investments notified the Company of its withdrawal of the Stilwell Nominee for election to the Company’s Board of Directors at the Annual Meeting. Accordingly, Stilwell is filing this second supplement to its Definitive Proxy Statement with the SEC to disclose that it has terminated its proxy solicitation for the election of the Stilwell Nominee and will not vote any proxies received from shareholders of the Company on the GREEN proxy card at the Annual Meeting. All votes previously received or submitted on the GREEN proxy card or voting instruction form (whether for the Stilwell Nominee or any other agenda items at the Annual Meeting) will be disregarded.

Stilwell is pleased that the Company has chosen to sell itself and is supportive of the Merger. Stilwell believes this outcome is in the best interest of all ICCH shareholders and would like to thank its fellow shareholders who supported Stilwell throughout this process.

Shareholders who wish to vote on the election of directors and other proposals to be considered at the Annual Meeting should vote on the Company’s WHITE proxy card or voting instruction form. For more information on the items of business to be considered at and how to attend the Annual Meeting virtually, please see the Company’s Definitive Proxy Statement filed with the SEC on May 1, 2024.